UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
Prudential Bancorp, Inc. of Pennsylvania
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
744319104
(CUSIP Number)
January 14, 2009
(Date of Event which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	744319104	SCHEDULE 13G	Page	2	of	9	Pages

1	NAMES OF REPORTING PERSONS Homestead Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		391,108

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		391,108

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	391,108

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	744319104	SCHEDULE 13G	Page	3	of	9	Page

1	NAMES OF REPORTING PERSONS Arles Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		155,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		155,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	155,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	744319104	SCHEDULE 13G	Page	4	of	9	Page

1	NAMES OF REPORTING PERSONS Arles Advisors Inc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		546,108

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		546,108

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	546,108

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	744319104	SCHEDULE 13G	Page	5	of	9	Page

1	NAMES OF REPORTING PERSONS Warren A. Mackey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		20,509

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		546,108

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,509

WITH:	8	SHARED DISPOSITIVE POWER

		546,108

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	566,617

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 744319104	SCHEDULE 13G	Page 6 of 9 Pages
Item 1(a). Name of Issuer:
Prudential Bancorp, Inc. of Pennsylvania
Item 1(b). Address of Issuer’s Principal Executive Offices:
1834 Oregon Avenue, Philadelphia, Pennsylvania 19145
Item 2(a). Name of Person Filing:
This statement is filed by Homestead Partners LP (“Homestead Partners”), Arles Partners LP (“Arles Partners”), Arles Advisors Inc (“Arles Advisors”) and Warren A. Mackey. All the filers of this Schedule 13G are collectively referred to as the “Reporting Group.”
Arles Advisors is the general partner of Homestead Partners and Arles Partners. The sole shareholder, director and executive officer of Arles Advisors is Warren A. Mackey. By virtue of his position with Arles Advisors, Mr. Mackey has the sole investment discretion and voting authority with respect to the Issuer’s Shares owned by Homestead Partners and Arles Partners. Mr. Mackey individually has the sole investment discretion and voting authority for himself. The members of the Reporting Group have entered into a Joint Filing Agreement, dated January 26, 2009, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Group has agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Reporting Group expressly disclaim that they have agreed to act as a group.
Item 2(b). Address of Principal Business Office or, if none, Residence:
The principal business address of the Reporting Group is 565 Fifth Avenue, 22d Floor, New York, New York 10017.
Item 2(c). Citizenship:
Homestead Partners is a Delaware limited partnership, Arles Partners is a New York limited partnership, Arles Advisors is a New York corporation and Warren A. Mackey is a citizen of the United States of America.
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.01 per share (“Shares”)
Item 2(e) CUSIP Number:
744319104
Item 3. If this statement if filed pursuant to §§ 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

CUSIP No. 744319104	SCHEDULE 13G	Page 7 of 9 Pages
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment advisor in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: As of the close of business on January 23, 2009, the Reporting Group owned, directly or indirectly, an aggregate of 566,617 Shares, representing approximately 5.1% of the Issuer’s outstanding Shares. As the general partner of Homestead Partners and Arles Partners, Arles Advisors may be deemed to beneficially own 546,108 Shares owned by Homestead Partners and Arles Partners representing approximately 4.9% of the Issuer’s outstanding Shares. As the sole shareholder, director and executive officer of Arles Advisors, Warren A. Mackey may be deemed to beneficially own the Shares owned by Homestead Partners and Arles Partners. Mr. Mackey individually and as the person with the sole investment discretion and voting authority for himself may be deemed to beneficially own 20,509 Shares representing approximately 0.2% of the Issuer’s outstanding Shares.

(b)	Percent of class: 5.1%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: – By Homestead Partners, Arles Partners and Arles Advisors: 0 Shares – By Warren A. Mackey: 20,509 Shares

(ii)	Shared power to vote or to direct the vote: – By Homestead Partners: 391,108 Shares – By Arles Partners: 155,000 Shares – By Arles Advisors and Warren A. Mackey: 546,108 Shares

(iii)	Sole power to dispose or to direct the disposition of: – By Homestead Partners, Arles Partners and Arles Advisors: 0 Shares – By Warren A. Mackey: 20,509 Shares

(iv)	Shared power to dispose or to direct the disposition of: – By Homestead Partners: 391,108 Shares – By Arles Partners: 155,000 Shares – By Arles Advisors and Warren A. Mackey: 546,108 Shares

CUSIP No. 744319104	SCHEDULE 13G	Page 8 of 9 Pages
Item 5. Ownership of Five Percent or Less of a Class.
Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable
Item 8. Identification and Classification of Members of the Group
Not Applicable
Item 9. Notice of Dissolution of Group.
Not Applicable
Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 744319104	SCHEDULE 13G	Page 9 of 9 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 26, 2009

HOMESTEAD PARTNERS LP By its General Partner, Arles Advisors Inc

By:	/s/ Warren A. Mackey
Name:	Warren A. Mackey
Title:	President

ARLES PARTNERS LP By its General Partner, Arles Advisors Inc

By:	/s/ Warren A. Mackey
Name:	Warren A. Mackey
Title:	President

ARLES ADVISORS INC

By:	/s/ Warren A. Mackey
Name:	Warren A. Mackey
Title:	President

WARREN A. MACKEY

/s/ Warren A. Mackey

Warren A. Mackey

EXHIBIT A
Joint Filing Agreement by and among the Reporting Group
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13G to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.
Dated: January 26, 2009

HOMESTEAD PARTNERS LP By its General Partner, Arles Advisors Inc

By:	/s/ Warren A. Mackey
Name:	Warren A. Mackey
Title:	President

ARLES PARTNERS LP By its General Partner, Arles Advisors Inc

By:	/s/ Warren A. Mackey
Name:	Warren A. Mackey
Title:	President

ARLES ADVISORS INC

By:	/s/ Warren A. Mackey
Name: Title:	Warren A. Mackey President

WARREN A. MACKEY

/s/ Warren A. Mackey

Warren A. Mackey